Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		2008	2007	2006	2005	2004

	Earnings:
1.	Income (loss) before income taxes and cumulative
	effect of changes in accounting principles	$(1,626.4)	$127.4	$276.6	$224.1	$173.6

	Fixed Charges:
2.	Interest expense	30.5	32.5	30.3	29.6	5.1
3.	Interest factor on rental expense	5.1	5.5	6.5	8.0	5.0
4.	Interest credited to contractowners	1,024.1	1,067.0	980.8	946.5	903.6
5.	Net (undistributed) distributed income from
	equity investees	90.9	(11.7)	(1.7)	(1.6)	(1.8)
6.	Total fixed charges (2 + 3 + 4 + 5)	1,150.6	1,093.3	1,015.9	982.5	911.9
7.	Total fixed charges excluding interest
	credited to contractowners (6 - 4)	126.5	26.3	35.1	36.0	8.3
8.	Earnings and fixed charges (1 + 6)	(475.8)	1,220.7	1,292.5	1,206.6	1,085.5
9.	Earnings and fixed charges, excluding
	interest credited to contractowners (1 + 7)	(1,499.9)	153.7	311.7	260.1	181.9

	Ratios:
10.	Earnings and fixed charges, to total fixed
	charges (8 / 6)	(0.4)	1.1	1.3	1.2	1.2
11.	Earnings and fixed charges, excluding interest
	credited to contractowners to total fixed
	charges (9 / 7)	(11.9)	5.8	8.9	7.2	21.9
12.	Deficiency of earnings to fixed charges (6 - 8)*	$1,626.4	$-	$-	$-	$-
*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.
NM - Not meaningful.